Interim Consolidated Financial Statements [Unaudited]
(Not reviewed by the Company's external auditors)

LMS MEDICAL SYSTEMS INC.
As at December 31, and March 31, 2005 and for the three and nine-month periods ended December 31, 2005 and 2004

                  NOTICE OF DISCLOSURE OF NON-AUDITOR REVIEW OF
                  INTERIM FINANCIAL STATEMENTS FOR THE PERIODS
                        ENDED DECEMBER 31, 2005 AND 2004.

Pursuant to National Instrument 51-102, Part 4, subsection 4.3(3)(a) issued by the Canadian Securities Administrators, if the external auditors have not performed a review of the interim financial statements, the interim financial statements must be accompanied by a notice indicating that they have not been reviewed by the external auditors.

The accompanying unaudited interim consolidated financial statements of the
Company for the periods ended December 31, 2005 and 2004, have been prepared in accordance with Canadian generally accepted accounting principles and are the responsibility of the Company's management.

The Company's external auditors, Ernst & Young LLP, have not performed a review of these interim financial statements in accordance with the standards established by the Canadian Institute of Chartered Accountants for a review of interim financial statements by the external auditors of an entity.

Dated this 14th day of February 2006.

LMS MEDICAL SYSTEMS INC.

                       INTERIM CONSOLIDATED BALANCE SHEETS

As at                                                                                 [Unaudited]

                                                                  DECEMBER 31,          MARCH 31,
                                                                          2005               2005
                                                                            $                  $
---------------------------------------------------------------------------------------------------

ASSETS
CURRENT ASSETS
Cash and cash equivalents                                            6,819,413          2,843,989
Short-term investments                                                  50,000          9,013,583
Accounts receivable                                                    951,433            739,588
Investment tax credits receivable                                      594,336          1,182,888
Prepaid expenses                                                       165,559            375,837
---------------------------------------------------------------------------------------------------
TOTAL CURRENT ASSETS                                                 8,580,741         14,155,885
---------------------------------------------------------------------------------------------------
Property, plant and equipment                                          436,968            502,196
Patents                                                                196,286            110,287
---------------------------------------------------------------------------------------------------
                                                                     9,213,995         14,768,368
---------------------------------------------------------------------------------------------------

LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES
Accounts payable and accrued liabilities                             1,084,503          1,200,448
Deferred revenues and deposits from distributors                       899,164            780,357
Current portion of obligations under capital leases                     30,479             44,558
---------------------------------------------------------------------------------------------------
TOTAL CURRENT LIABILITIES                                            2,014,146          2,025,363
---------------------------------------------------------------------------------------------------
Long-term portion of obligations under capital leases                   19,865             39,105
---------------------------------------------------------------------------------------------------
                                                                     2,034,011          2,064,468
---------------------------------------------------------------------------------------------------

SHAREHOLDERS' EQUITY
Capital stock [note 2]                                              47,665,694         47,616,028
Deferred share units [note 2]                                          190,000                  -
Accruals for expected bonus to be paid
   in Common Shares [note 2]                                           300,000                  -
Contributed surplus [note 2]                                         1,945,863          1,255,108
Warrants [note 2]                                                      255,086            397,592
Deficit                                                            (43,176,659)       (36,564,828)
---------------------------------------------------------------------------------------------------
TOTAL SHAREHOLDERS' EQUITY                                           7,179,984         12,703,900
---------------------------------------------------------------------------------------------------
                                                                     9,213,995         14,768,368
---------------------------------------------------------------------------------------------------

See accompanying notes

LMS MEDICAL SYSTEMS INC.

                  INTERIM CONSOLIDATED STATEMENTS OF OPERATIONS

For the three-month and nine-month periods ended                                      [Unaudited]

                                                    3 MONTHS                        9 MONTHS
                                           -----------------------------  ------------------------------
                                           DECEMBER 31,   DECEMBER 31,    DECEMBER 31,   DECEMBER 31,
                                               2005           2004            2005           2004
                                                 $              $              $               $
--------------------------------------------------------------------------------------------------------

REVENUES
Software licenses                                300,387        607,234        916,857         702,404
Hardware                                               -          5,720          7,891         115,775
Technical support and other                      201,433         64,862        395,691         167,433
--------------------------------------------------------------------------------------------------------
TOTAL REVENUES                                   501,820        677,816      1,320,439         985,612
--------------------------------------------------------------------------------------------------------

OPERATING EXPENSES
Research and development                         909,233      1,128,279      2,789,672       2,734,494
Investment Tax Credits                           (57,387)      (174,999)      (169,954)       (436,435)
--------------------------------------------------------------------------------------------------------
Net research and development                     851,846        953,280      2,619,718       2,298,059
--------------------------------------------------------------------------------------------------------
Direct costs                                      77,164         81,679        191,788         184,527
Selling and market development                   513,439        636,543      1,754,985       1,697,025
Administrative                                   660,586        756,294      2,062,663       1,623,622
Customer support                                 245,881        215,314        717,437         568,569
Quality assurance                                 50,275         40,416        150,077         114,488
Stock option expense                             114,503        210,000        548,249         280,000
Special charges                                        -         42,971              -         613,855
Amortization of property, plant and
   equipment                                      56,099         43,757        164,328          97,791
Amortization of patents                            5,079            868         10,528           2,601
Foreign exchange loss                              6,527         30,968            214          23,489
--------------------------------------------------------------------------------------------------------
                                               2,581,399      3,012,090      8,219,987       7,504,026
--------------------------------------------------------------------------------------------------------
OPERATING LOSS                                (2,079,579)    (2,334,274)    (6,899,548)     (6,518,414)
Interest and other income, net                   (63,018)       (59,593)      (287,717)       (167,201)
--------------------------------------------------------------------------------------------------------
NET LOSS                                      (2,016,561)    (2,274,681)    (6,611,831)     (6,351,213)
--------------------------------------------------------------------------------------------------------
BASIC AND DILUTED LOSS PER SHARE                   (0.12)         (0.15)         (0.40)          (0.42)
   [note 3]
--------------------------------------------------------------------------------------------------------

See accompanying notes

LMS MEDICAL SYSTEMS INC.

                   INTERIM CONSOLIDATED STATEMENTS OF DEFICITS

For the three-month and nine-month periods ended                                      [Unaudited]

                                                      3 MONTHS                     9 MONTHS
                                           -----------------------------  -----------------------------
                                            DECEMBER 31,   DECEMBER 31,    DECEMBER 31,   DECEMBER 31,
                                                2005           2004            2005           2004
                                                  $              $              $               $
-------------------------------------------------------------------------------------------------------

DEFICIT, BEGINNING OF PERIOD                (41,160,098)   (31,255,952)   (36,564,828)    (26,224,654)
Net loss                                     (2,016,561)    (2,274,681)    (6,611,831)     (6,351,213)
Shares, options, warrants and
   unsecured convertible debentures
   issuance costs                                     -        (56,183)             -        (806,133)
Costs related to reverse takeover
   transaction                                        -              -              -        (204,816)
-------------------------------------------------------------------------------------------------------
DEFICIT, END OF PERIOD                      (43,176,659)   (33,586,816)   (43,176,659)    (33,586,816)
-------------------------------------------------------------------------------------------------------

See accompanying notes

LMS MEDICAL SYSTEMS INC.

                  INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS

For the three-month and nine-month periods ended                                      [Unaudited]

                                                    3 MONTHS                        9 MONTHS
                                          ------------------------------ -------------------------------
                                           DECEMBER 31,    DECEMBER 31,   DECEMBER 31,   DECEMBER 31,
                                               2005            2004           2005           2004
                                                 $              $               $              $
--------------------------------------------------------------------------------------------------------

OPERATING ACTIVITIES
Net loss                                     (2,016,561)    (2,274,681)     (6,611,831)    (6,351,213)
Adjustments for non-cash items:
Amortization of assets                           61,178         44,625         174,856        100,392
 Compensation expense accrued under
   the Bonus Plan[note 2]                       100,000              -         300,000              -
Directors' compensation accrued under
   the DSU  Plan [note 2]                        46,000              -         154,625              -
Stock option expense                            114,503        210,000         548,249        280,000
Net changes in non-cash operating
   working capital items                        276,928       (960,140)        674,888       (141,810)
--------------------------------------------------------------------------------------------------------
CASH FLOWS RELATED TO OPERATING
   ACTIVITIES                                (1,417,952)    (2,980,196)     (4,759,213)    (6,112,631)
--------------------------------------------------------------------------------------------------------
INVESTING ACTIVITIES
Maturity of short-term investments                    -              -       8,963,583              -
Additions to property, plant and
   equipment                                    (15,983)       (98,249)        (99,100)      (239,299)
Additions to patents                            (29,844)             -         (96,527)             -
--------------------------------------------------------------------------------------------------------
CASH FLOWS RELATED TO INVESTING                 (45,827)       (98,249)      8,767,956       (239,299)
   ACTIVITIES
--------------------------------------------------------------------------------------------------------
FINANCING ACTIVITIES
Issuance of obligations under capital
   leases                                             -         36,306               -         36,306
Repayment of obligations under capital
   leases                                       (11,524)       (11,446)        (33,319)       (27,197)
Capital stock and other equity
   instruments issuance costs                         -        (56,183)              -       (806,133)
Increase of capital stock resulting
   from the reverse takeover
   transaction                                        -                              -        958,432
Issuance of capital stock                             -      4,174,998               -     16,798,129
Costs related to reverse takeover
   transaction                                        -              -               -       (148,816)
--------------------------------------------------------------------------------------------------------
CASH FLOWS RELATED TO FINANCING                 (11,524)     4,143,675         (33,319)    16,810,721
   ACTIVITIES
--------------------------------------------------------------------------------------------------------
NET CHANGE IN CASH AND CASH EQUIVALENTS      (1,475,303)     1,065,230       3,975,424     10,458,791
Cash and cash equivalents, beginning
   of period                                  8,294,716     10,824,684       2,843,989      1,431,123
--------------------------------------------------------------------------------------------------------
CASH AND CASH EQUIVALENTS, END OF             6,819,413     11,889,914       6,819,413     11,889,914
   PERIOD
--------------------------------------------------------------------------------------------------------

See accompanying notes

LMS MEDICAL SYSTEMS INC.

                          NOTES TO INTERIM CONSOLIDATED
                              FINANCIAL STATEMENTS

As at December 31, 2005                                              [Unaudited]

1.  DESCRIPTION OF BUSINESS AND BASIS OF PRESENTATION

DESCRIPTION OF BUSINESS

LMS Medical Systems Inc. [the "Company" or "LMS"] is incorporated under the
Canada Business Corporations Act. The Company is an early stage company operating in a single business segment and its principal activities have been devoted to the development of leading-edge technology in care management tools in the labor and delivery setting. The Company is currently pursuing its research and development activities as well as the implementation of its distribution network.

To date the Company has financed its cash requirements primarily from share issuances, loans payable, convertible debentures, investment tax credits and contract revenues. The success of the Company is dependent on obtaining the necessary regulatory approvals, generating revenue from the licensing of its technology in care management tools or directly from its technology and achieving future profitable operations. It will be necessary for the Company to raise additional funds for the continuing development and marketing of its technology and products.

BASIS OF PRESENTATION

These unaudited interim consolidated financial statements of the Company have been prepared by management in accordance with Canadian generally accepted accounting principles [Canadian GAAP] for interim financial information.
Accordingly, they do not include all of the disclosures required by Canadian
GAAP for annual financial statements. In the opinion of management all adjustments of a normally recurring nature considered necessary for a fair presentation have been included. Operating results for the interim period are not necessarily indicative of the results that may be expected for the full year. These unaudited interim consolidated financial statements should be read in conjunction with the audited annual consolidated financial statements of LMS as at March 31, 2005 and 2004 and for the year ended March 31, 2005, the five-month period ended March 31, 2004 and the years ended October 31, 2003 and
2002. The accounting policies and methods followed in the preparation of these unaudited interim consolidated financial statements are the same as those in the audited annual consolidated financial statements of LMS. The consolidated balance sheet as at March 31, 2005 has been derived from the audited consolidated financial statements of LMS at this date but does not include all of the information and footnotes required by Canadian GAAP for complete financial statements.

                                                                               1

LMS MEDICAL SYSTEMS INC.

                          NOTES TO INTERIM CONSOLIDATED
                              FINANCIAL STATEMENTS

As at December 31, 2005                                              [Unaudited]

2.  CAPITAL STOCK

An unlimited number of common shares without par value are authorized.

Changes in common shares issued and outstanding during the period are summarized as follows:

                                                     NUMBER              $
--------------------------------------------------------------------------------
COMMON SHARES
--------------------------------------------------------------------------------
BALANCE AS AT MARCH 31, 2005                       16,503,177        47,616,028
Shares issued under the Bonus Plan                     13,872            33,986
Shares issued under the DSU Plan                        6,400            15,680
--------------------------------------------------------------------------------
BALANCE AS AT DECEMBER 31, 2005                    16,523,449        47,665,694
--------------------------------------------------------------------------------

BONUS PLAN
LMS has a bonus plan [the "Bonus Plan"] that provides for annual awards to eligible executives and employees based on achievement of corporate and individual performance objectives. The fair value of these awards is to be paid in common shares and is based upon the market price of the shares on the Toronto
Stock Exchange ("TSX") on the date the awards are granted. On September 14,
2005, at the annual and special meeting of shareholders, the Bonus Plan was approved. Prior to the approval of the Bonus Plan by the shareholders, the
Company provided for the related expenses and recorded the amounts under accounts payable and accrued liabilities. Following the approval of the Bonus
Plan by the shareholders, the Company issued 13,872 common shares to its employees in the amount of $33,986 in payment of the bonus for the year ended
March 31, 2005. As at December 31, 2005, the Company has recorded compensation expense under the plan for the three-month and nine-month periods ended December
31, 2005 in the amount of $100,000 and $300,000, respectively. The compensation expense and the related number of common shares to be granted under the Bonus
Plan is conditional on meeting performance objectives and will be finalized as at March 31, 2006.

DEFERRED SHARE UNIT PLAN
LMS has a deferred share unit plan [the "DSU Plan"] that provides for the payment of director's quarterly fixed compensation with deferred share units.
Each deferred share unit is a right granted by LMS to an eligible director to receive one common share upon termination of service. The number of deferred share units to be granted under the DSU Plan is determined by the closing market price of the common shares on the Toronto Stock Exchange for the five business days ending on the last business day of each fiscal quarter. On September 14,
2005, at the annual and special meeting of shareholders, the DSU Plan was approved.

Prior to the approval of the DSU Plan by the shareholders, the Company provided for the related director's fixed compensation expense within accounts payable and accrued liabilities.

                                                                               2

LMS MEDICAL SYSTEMS INC.

                          NOTES TO INTERIM CONSOLIDATED
                              FINANCIAL STATEMENTS

As at December 31, 2005                                              [Unaudited]

2.  CAPITAL STOCK [CONT'D]

Following the approval of the DSU Plan by the shareholders, the Company debited accrued liabilities and credited the deferred share units account by $144,000 for the deferred share units conditionally granted prior to approval of the
Plan.

Director's compensation expense for the three-month and nine-month period ended
December 31, 2005 in the amount of $46,000 and $154,625, respectively and 25,189 and 67,945 deferred share units respectively were granted under the DSU plan, for a total of 82,569 units granted under the plan to date. In September 2005, the Company issued 6,400 shares in the amount of $15,680 for the redemption of
6,400 deferred share units as a result of the termination of service of a director.

The changes to the number of deferred share units outstanding and the weighted average price of grant or issue are as follows:

                                                     NUMBER              $
--------------------------------------------------------------------------------
Balance as at March 31, 2005                         14,624             3.87
Units granted during the period                      67,945             2.25
Shares issued during the period                      (6,400)            2.45
--------------------------------------------------------------------------------
BALANCE AS AT DECEMBER 31, 2005                      76,169             2.54
--------------------------------------------------------------------------------

WARRANTS

                                                 NUMBER                $
--------------------------------------------------------------------------------

Balance as at March 31, 2005                        1,117,177           397,592
Expired                                              (429,085)         (142,506)
--------------------------------------------------------------------------------
BALANCE AS AT DECEMBER 31, 2005                       688,092           255,086
--------------------------------------------------------------------------------

During the nine-month period 429,085 warrants expired. These warrants were valued at $142,506. This amount has been credited to contributed surplus. As at
December 31, 2005, each outstanding warrant allows its holder to acquire one common share for cash consideration of: $3.23 for 596,561 warrants, $3.32 for
71,531 warrants and $4.85 for 20,000 warrants. The warrants expire from March
2006 to September 2009 with an average remaining life of 2.36 years as at
December 31, 2005. When warrants are exercised or expired, the carrying value of the warrants is credited to contributed surplus.

                                                                               3

LMS MEDICAL SYSTEMS INC.

                          NOTES TO INTERIM CONSOLIDATED
                              FINANCIAL STATEMENTS

As at December 31, 2005                                              [Unaudited]

2.  CAPITAL STOCK [CONT'D]

STOCK OPTIONS
The changes to the number of stock options outstanding and their weighted average exercise prices for the nine-month period ending December 31, 2005, are as follows:

                                                                WEIGHTED AVERAGE
                                                  NUMBER        EXERCISE PRICE $
--------------------------------------------------------------------------------
Balance as at March 31, 2005                   1,386,499              4.30
Granted                                          235,593              2.45
Cancelled                                       (115,973)            (4.38)
--------------------------------------------------------------------------------
BALANCE AS AT DECEMBER 31, 2005                1,506,119              4.11
--------------------------------------------------------------------------------

Additional information concerning stock options outstanding as at December 31,
2005 is as follows:

                            OPTIONS OUTSTANDING              OPTIONS EXERCISABLE

                      WEIGHTED AVERAGE    WEIGHTED AVERAGE     WEIGHTED AVERAGE
                      MONTHS TO EXPIRY     EXERCISE PRICE       EXERCISE PRICE
EXERCISE PRICE          #             #             $             #        $
-------------------------------------------------------------------------------
$2.45                   150,359       56          2.45               -       -
$3.00                    26,666        -          3.00          26,666    3.00
$3.69                    40,166       38          3.69          40,166    3.69
$4.00 - $4.62         1,288,928       35          4.34         633,795    4.44
-------------------------------------------------------------------------------
$2.45 - $4.62         1,506,119       36          4.11         700,627    4.11
-------------------------------------------------------------------------------

As at January 31, 2005, the Company had 1,479,453 share stock options outstanding

During the nine-month period, the Company issued an additional 235,593 options to its employees and directors. The fair value of these options using the
Black-Scholes option pricing model is estimated to be $238,000 and the Company will record the related expenses over the remaining vesting period. The assumptions used included: expected life of 5 years, fair value of $2.45 per common share, dividend yield of nil, volatility factor of 0.423 and risk free interest rate of 3%.

During the three-month period ended December 31, 2005 and 2004, the Company recorded stock option expense of $114,503 and $210,000 respectively. During the nine-month period ended December 31, 2005 and 2004, the Company recorded stock option expense of $548,249 and $280,000 respectively.

                                                                               4

LMS MEDICAL SYSTEMS INC.

                          NOTES TO INTERIM CONSOLIDATED
                              FINANCIAL STATEMENTS

As at December 31, 2005                                              [Unaudited]

2.  CAPITAL STOCK [CONT'D]

Prior to November 1, 2003, no compensation expense was recognized when options were issued to employees and directors. Pro forma disclosure regarding options granted under the LMS stock option plan prior to November 1, 2003 is as follows:

                                                  3 MONTHS                        9 MONTHS
                                        -----------------------------   ------------------------------
                                         DECEMBER 31,   DECEMBER 31,     DECEMBER 31,   DECEMBER 31,
                                             2005           2004             2005           2004
                                               $              $               $               $
------------------------------------------------------------------------------------------------------

NET LOSS                                  (2,016,561)    (2,274,681)    (6,611,831)     (6,351,213)
Stock-based  compensation costs that
   would have been  included  in the
   determination  of net loss if the
   fair value based  method has been
   applied                                   (10,498)       (29,349)       (61,547)        (88,047)
------------------------------------------------------------------------------------------------------
PRO FORMA NET LOSS                        (2,027,059)    (2,304,030)    (6,673,378)     (6,439,260)
------------------------------------------------------------------------------------------------------
PRO FORMA BASIC AND DILUTED LOSS
 PER SHARE                                     (0.12)         (0.15)         (0.40)          (0.42)
------------------------------------------------------------------------------------------------------

3.  BASIC AND DILUTED LOSS PER SHARE

The numerator and denominator for the calculation of basic and diluted loss per share are as follows:

                                                  3 MONTHS                        9 MONTHS
                                        -----------------------------   ------------------------------
                                         DECEMBER 31,   DECEMBER 31,    DECEMBER 31,   DECEMBER 31,
                                             2005           2004            2005           2004
                                               $              $              $               $
------------------------------------------------------------------------------------------------------

NUMERATOR
------------------------------------------------------------------------------------------------------
Net loss attributable to common
   shares - basic and diluted             (2,016,561)    (2,274,681)    (6,611,831)     (6,351,213)
------------------------------------------------------------------------------------------------------

DENOMINATOR
Weighted-average number of common
   shares - basic and diluted             16,523,449     15,188,926     16,508,245      15,188,926
------------------------------------------------------------------------------------------------------

4.  COMPARATIVE FIGURES

Certain comparative figures have been reclassified to conform to the basis of presentation adopted in the current periods.

                                                                               5

                        CERTIFICATION OF INTERIM FILINGS
                                 (FORM 52-109F2)

I, Diane Cote, Chief Executive Officer of LMS Medical Systems Inc. certify that:

1.  I have reviewed the interim filings (as this term is defined in Multilateral
    Instrument 52-109 Certification of Disclosure in Issuer' Annual and Interim
    Filings) of LMS Medical Systems Inc., (the issuer) for the interim period ending December 31, 2005;

2.  Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3.  Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings; and

4.  The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures for the issuer, and we have:

    a.  designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared.

Date: February 14, 2006

(Signed "Diane Cote")
---------------------
Diane Cote
Chief Executive Officer
LMS Medical Systems Inc.

                        CERTIFICATION OF INTERIM FILINGS
                                 (FORM 52-109F2)

I, Yves Grou, Director and Chief Financial Officer of LMS Medical Systems Inc.
certify that:

5.  I have reviewed the interim filings (as this term is defined in Multilateral
    Instrument 52-109 Certification of Disclosure in Issuers' Annual and Interim
    Filings) of LMS Medical Systems Inc., (the issuer) for the interim period ending December 31, 2005;

6.  Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

7.  Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings; and

8.  The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures for the issuer, and we have:

    a.  designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared.

Date: February 14, 2006

(Signed "Yves Grou")
--------------------
Yves Grou
Chief Financial Officer
LMS Medical Systems Inc.

LMS' MANAGEMENT DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF
OPERATIONS

The management's discussion and analysis ("MD&A") which follows, is provided to assist readers in their assessment and understanding of the consolidated results of operations, the financial position and changes in cash flows of LMS Medical
Systems Inc. ("LMS" or "the Company") for the third quarter ended December 31,
2005. This MD&A should be read in conjunction with the unaudited interim third quarter financial statements as at and for the three and nine-month periods ended December 31, 2005 and the annual audited consolidated financial statements and notes of LMS as at March 31, 2005 and 2004 and for the year ended March 31,
2005, the five-month period ended March 31, 2004 and the years ended October 31,
2003 and 2002, which are prepared in accordance with Canadian generally accepted accounting principles. Material differences between Canadian and United States generally accepted accounting principles, as applicable to our Company, are set forth in Note 17 to the annual audited consolidated financial statements of LMS.

NOTE REGARDING FORWARD-LOOKING STATEMENTS

Our MD&A contains forward-looking statements which reflect our Company's current expectations regarding future events. The forward-looking statements in this quarterly filing, which includes this MD&A describe our expectations on February
14th, 2006. The forward-looking statements are often, but not always, identified by the use of words such as "seek", "anticipate", "plan", "estimate", "expect"
and "intend" and statements that an event or result "may", "will", "should",
"could" or "might" occur or be achieved and other similar expressions. These forward-looking statements involve risk and uncertainties, including the difficulty in predicting product approvals, acceptance of and demands for new products, the impact of the products and pricing strategies of competitors, delays in developing and launching new products, the regulatory environment, fluctuations in operating results and other risks, any of which could cause actual results, performance, or achievements to differ materially from the results discussed or implied in the forward-looking statements. Many risks are inherent in the industry; others are more specific to our Company. Investors should consult the "Risk Factors" section of the Company's form 20-F as well as our Company's ongoing quarterly filings and annual reports for additional information on risks and uncertainties relating to these forward-looking statements. Investors should not place undue reliance on any forward-looking statements. We assume no obligation to update or alter any forward-looking statements whether as a result of new information, further events or otherwise.

As at February 14th, 2006, there were 16,523,449 common shares outstanding,
1,479,453 options and 688,092 warrants, as well as 76,169 deferred share units outstanding to purchase common shares.

All dollar figures in this MD&A are in Canadian dollars unless otherwise indicated. "We", "us", "our" or "our Company" means LMS Medical Systems Inc. and its subsidiaries unless otherwise indicated.

OVERALL PERFORMANCE
-------------------
We are an obstetrics-focused healthcare technology company. Based on advanced medical research focusing on the Labor & Delivery cycle, our unique technology provides obstetrics and gynecology teams and hospitals with state-of-the-art clinical decision support tools to assist them in achieving clinical and cost effective interventions.

Our core technology, CALM(TM), was developed at the McGill University Faculty of
Medicine, in Montreal, Canada, with Dr. Emily Hamilton as the principal investigator.

OVERVIEW
--------
For the past nine years, we have been actively developing a series of software-based products that are focused in the area of obstetrics. Our products specifically deal with the labor and delivery process. In particular, our products focus on how labor develops in the mother and impacts the fetus. It is well known

that distress created by the labor and delivery process often results in birth related brain damage. The most significant developments affecting our Company since September 30, 2005 were:

    >>  LMS realized record revenues of $1.32 million, an increase of 35% over prior year,
    >>  LMS received six sales orders for installation of its systems in new hospital sites, of which four were installed during the third quarter and two are expected to be installed in the fourth quarter,
    >>  LMS completed the development of its new product CALM Shoulder Screen which will be commercially available in February 2006,
    >>  Mr. Arthur Porter, Director General and CEO of the McGill University
        Health Center and former CEO of Detroit Medical Center, joined the Board of Directors effective January16, 2006,
    >>  Dr. Emily Hamilton, founder of LMS and VP Medical Research, presented on
        February 2nd, 2006 in Miami to the most prestigious gatherings of
        OB/GYN, a study addressing the issue of injury due to shoulder dystocia,
    >>  Dr. Henry Lerner a OB/GYN FACOG, a Clinical Instructor at Harvard
        Medical School and having medical, legal and risk management experience, joined LMS;

SELECTED FINANCIAL INFORMATION
------------------------------
THREE-MONTH AND NINE-MONTH PERIODS ENDED DECEMBER 31, 2005 AND 2004

                                              3 MONTHS                       9 MONTHS
                                    --------------------------------------------------------------
                                        DECEMBER 31,   DECEMBER 31,   DECEMBER 31,     MARCH 31,
                                            2005           2004           2005            2004
                                             $              $               $              $
--------------------------------------------------------------------------------------------------

REVENUE
Software licenses                        300,387          607,234       916,857          702,404
Hardware                                       -            5,720         7,891          115,775
Technical support and other              201,433           64,862       395,691          167,433
--------------------------------------------------------------------------------------------------
                                         501,820          677,816     1,320,439          985,612
--------------------------------------------------------------------------------------------------
OPERATING EXPENSES
Research and development                 909,233        1,128,279     2,789,672        2,734,494
Investment Tax Credits                  (57,387)        (174,999)     (169,954)        (436,435)
--------------------------------------------------------------------------------------------------
Net research and development             851,846          953,280     2,619,718        2,298,059
--------------------------------------------------------------------------------------------------
Direct costs                              77,164           81,679       191,788          184,527
Selling and market development           513,439          636,543     1,754,985        1,697,025
Administrative                           660,586          756,294     2,062,663        1,623,622
Customer support                         245,881          215,314       717,437          568,569
Quality assurance                         50,275           40,416       150,077          114,488
Stock Option Expense                     114,503          210,000       548,249          280,000
Special charges                                -           42,971             -          613,855
Amortization expense                      61,178           44,625       174,856          100,392
Foreign exchange loss                      6,527           30,968           214           23,489
--------------------------------------------------------------------------------------------------
                                       2,581,399        3,012,090     8,219,987        7,504,026
--------------------------------------------------------------------------------------------------
OPERATING LOSS                       (2,079,579)      (2,334,274)   (6,899,548)      (6,518,414)
Interest and other income, net          (63,018)         (59,593)     (287,717)        (167,201)
--------------------------------------------------------------------------------------------------
NET LOSS                             (2,016,561)      (2,274,681)   (6,611,831)      (6,351,213)
--------------------------------------------------------------------------------------------------
BASIC AND DILUTED LOSS PER SHARE          (0.12)           (0.15)        (0.40)           (0.42)
--------------------------------------------------------------------------------------------------
CASH FLOWS RELATED TO:
----------------------
Operating activities                 (1,417,952)      (2,980,196)   (4,759,213)      (6,112,631)
Investing activities                    (45,827)         (98,249)     8,767,956        (239,299)
Financing activities                    (11,524)        4,143,675      (33,319)       16,810,721
--------------------------------------------------------------------------------------------------

                                                               DECEMBER 31,        MARCH 31,
                                                                    2005              2005
                                                                     $                 $
--------------------------------------------------------------------------------------------------

BALANCE SHEET DATA
Cash and cash equivalents                                       6,869,413          11,857,572
Total assets                                                    9,213,995          14,768,368
Total long-term debt (includes current portion)                    50,344              83,663
--------------------------------------------------------------------------------------------------
Total shareholders' equity                                      7,179,984          12,703,900
--------------------------------------------------------------------------------------------------

SELECTED QUARTERLY FINANCIAL INFORMATION
----------------------------------------

-----------------------------------------------------------------------------------------------------------
                               2006                                   2005                        2004
-----------------------------------------------------------------------------------------------------------
                     Q3         Q2         Q1         Q4         Q3         Q2         Q1          Q4
-----------------------------------------------------------------------------------------------------------

Revenue             501,820    550,704    267,915     74,685    677,816     76,339    231,457       23,531
Operating Loss    2,079,579  2,291,464  2,528,505  2,945,464  2,334,274  2,334,647  1,849,493    1,497,941
-----------------------------------------------------------------------------------------------------------
NET LOSS          2,016,561  2,133,244  2,462,026  2,885,320  2,274,681  2,275,272  1,801,260    1,556,095
-----------------------------------------------------------------------------------------------------------
Basic and
Diluted Net
Loss per Share       (0.12)     (0.13)     (0.15)     (0.18)     (0.15)     (0.16)     (0.13)       (0.17)
-----------------------------------------------------------------------------------------------------------

RESULTS OF OPERATIONS
---------------------
FOR THE THREE-MONTH PERIOD ENDED DECEMBER 31, 2005 COMPARED TO THE THREE-MONTH
PERIOD ENDED DECEMBER 31, 2004 AND THE NINE-MONTH PERIOD ENDED DECEMBER 31, 2005
COMPARED TO THE NINE-MONTH PERIOD ENDED DECEMBER 31, 2004

REVENUE
Our revenue for the three-month period ended December 31, 2005 totaled $502,000 as compared to $678,000 for the same period in 2004. Sales of software licenses generated $300,000 in 2005 compared to $607,000 in 2004, hardware revenue was nil in 2005 compared to $6,000 in 2004, and technical support revenue increased to $201,000 compared to $65,000 in 2004. The total number of sales orders increased to nine in 2005 from five in 2004, and total installations increased to seven in 2005 from five in 2004. The two additional customer orders on hand were not completed in the third quarter, due to time constraints and customer availability for installation, and the revenues related to these two orders are expected to be recognized in the fourth quarter of fiscal 2006. While the number of installations in the third quarter was in line with prior year, the quarterly software revenue was affected by the smaller average size of the hospital installed. In fiscal 2006, a number of third quarter installations were generated with our distributor. LMS records these revenues net of distributor royalties. The increase in technical support revenue is a function of our continually increasing install base of hospitals.

For the nine-month period ended December 31, 2005 our revenue increased to
$1,320,000 compared to $986,000 for the same period in 2004. Software license sales increased to $917,000 in 2005 compared to $702,000 in 2004. Hardware revenue was $8,000 compared to $116,000 in 2004 and technical support revenue was $396,000 compared to $167,000 in 2004. Hardware sales during the current period were lower than the prior year. Hardware sales are only completed at the request of the customer and typically have a commensurate amount of associated costs. As the majority of our revenues is generated in the United States, the revenues continue to be negatively impacted by the weakness of the US dollar compared to the Canadian dollar, our reporting currency.

RESEARCH AND DEVELOPMENT EXPENSES AND INVESTMENT TAX CREDITS
For the three-month period ended December 31, 2005 expenditures before investment tax credits were $909,000 compared to $1,128,000 for the same period in 2004. The majority of these expenditures were incurred in the development of
CALM 3.0, which was completed in the second quarter of 2006, subsequently expenses were reduced in the third quarter of 2006. For the nine-month period ended December 31, 2005 research and development expenses were $2,790,000 compared to $2,734,000 for the same period in 2004. The higher research and development costs are a reflection of an increase in the number of contract employees we had on staff. In the first half of fiscal 2006 we employed several additional contract employees compared to the same period in fiscal 2005 and relating directly to the completion of the 3.0 version of our CALM system.

Investment tax credits decreased to $57,000 for the three-month period ended
December 31, 2005 from $175,000 for the three-month period ended December 31,
2004. For the nine-month period ended December 31, 2005 investment tax credits were $170,000 compared to $436,000 for the nine-month period ended December 31,
2004. This decrease is a function of our assessment of the refundable nature of these credits. No amounts related to carry forward investment tax credits have been recorded in the financial statements. Eligible expenditures incurred in
Quebec remain qualified for the refundable provincial research and development investment tax credits and have been recorded accordingly.

DIRECT COSTS OF REVENUE
Direct costs of revenue for the three-month period ended December 31, 2005 decreased to $77,000 from $82,000 in 2004. For the nine-month period ended
December 31, 2005, direct costs were $192,000 compared to $185,000 for the nine-month period ended December 31, 2004. The variation in direct costs incurred is a function of sales, except that in 2004 a substantial portion of direct costs related to sale of hardware that was not repeated in 2005. Our current costs are predominantly royalty payments for third party software in connection with databases used within our monitoring system and costs associated with the installation of our CALM system.

SELLING AND MARKET DEVELOPMENT
Selling and Market Development expenses for the three-month period ended
December 31, 2005 were $513,000 compared to $637,000 in the same period in 2004, due to higher sales activity in the third quarter of 2004. For the nine-month period ended December 31, 2005 sales and market development expenses were
$1,755,000 compared to $1,697,000 for the same period in 2004. The overall increases in these expenditures, are a result of: additions of clinical specialists needed to services our growing customer base; increased commissions related to increased sales; and increased travel and other expenses.

ADMINISTRATIVE
Administrative expenses for the three-month period ended December 31, 2005 decreased to $661,000 compared to $756,000 for the same period in 2004. The decrease during the current quarter relates to lower overall expenditures across most spending categories and lower legal and professional fees. For the nine-month period ended December 31, 2005, administrative expenses were
$2,063,000 compared to $1,623,000 for the nine-month period ended December 31,
2004. The increase relates primarily to higher expenses incurred in the first two quarters of 2006 including additional expenses related to being a public company in Canada and the United States, increased investor relations activity over 2004, non-cash director's fees of $155,000 compared to none 2004 and additional travel and consulting expenses.

CUSTOMER SUPPORT
Our Customer Support department is a dedicated 24/7-service center for our customers. For the three-month period ended December 31, 2005 our Customer
Support department expenses were $246,000 up from $215,000 for the same period in 2004. For the nine-month period ended December 31, 2005 customer support expenses were $717,000 compared to $569,000 for the same period in 2004. These increases were due to new employees and other expenses supporting an increased install base of our products.

QUALITY ASSURANCE
Our Quality Assurance and Regulatory Affairs department has the responsibility of ensuring compliance with all applicable requirements and regulations of each country where our products are marketed. For

the three-month period ended December 31, 2005 these expenses increased slightly to $50,000 from $40,000 in 2004. For the nine-month period ended December 31,
2005 quality assurance expenses were $150,000 compared to $115,000 for the same period in 2004. The increase is a result of additional professional and consulting fees related to regulatory applications for our products in North
America and Europe.

STOCK OPTION EXPENSE
The Company recorded $115,000 in stock option expense during the three-month period ended December 31, 2005 compared to $210,000 for the same period in the prior year. For the nine-month period ended December 31, 2005 stock option expense was $548,000 compared to $280,000 for the same period in 2004. The increase in stock option expense for the nine-month period is a reflection the stock options issued in September of 2004 and start of recording stock option expense at that time. Additional options were issued in September of 2005. The
Company expects that stock option expense will decrease in the coming quarters as the expense is weighted more heavily in the first year of amortization. This is the primary reason for the decrease in the stock option expense in the three-month period ended December 31, 2005. The Company records stock option expense for all stock option awards subsequent to November 1, 2003 based on the adoption of the transitional provisions of section Canadian Institute of
Chartered Accountants Handbook section 3870 on Stock Based Compensation.

SPECIAL CHARGES
In fiscal 2005, we incurred professional fees, listing fees and other expenses in connection with the listing of our common shares on the Toronto Stock
Exchange which occurred on April 22, 2004 and on the American Stock Exchange
which occurred on February 15, 2005. The ticker symbol for both Stock Exchanges is LMZ. These charges have been recorded as a separate line item on the consolidated statement of operations under Special Charges. The Company incurred no special charges in the three-month and nine-month periods ended December 31,
2005, and does not expect to incur any additional special charges.

AMORTIZATION OF PROPERTY, PLANT AND EQUIPMENT AND PATENTS
Amortization of property, plant and equipment and patents for the three-month period ended December 31, 2005 was $61,000 compared to $45,000 for the same period in 2004. For the nine-month period ended December 31, 2005 amortization expense was $175,000 compared to $100,000 for the same period in 2004. The increase is the result of additional capital expenditures and patents during the year. The Company does not expect to make large capital expenditures in the coming quarters.

FOREIGN EXCHANGE
For the three-month period ended December 31, 2005, the Company had a foreign exchange gain of $7,000 compared to a gain of $31,000 for the same period in
2004. For the nine-month period ended December 31, 2005 the Company had a nominal foreign exchange gain compared to a gain of $24,000 for the same period in the prior year. This was the result of variations in the US currency rate against the Canadian dollar and the expansion of our activities in the United
States.

OPERATING LOSS AND NET LOSS
After considering the above expenses, our operating loss for the three-month period ended December 31, 2005 was $2,080,000 compared to $2,334,000 for the same period in 2004. For the nine-month period ended December 31, 2005 our operating loss was $6,900,000 compared to $6,518,000 for the same period in
2004.

We generated net interest income of $63,000 for the three-month period ended
December 31, 2005, compared to $60,000 in the three-month period ended December
31, 2004. For the nine-month period ended December 31, 2005, the company recorded net interest income of $180,000 compared to $167,000 for the same period in 2004. This interest income was generated on cash and cash equivalents from the proceeds of the equity issues in prior year. The Company also recorded other income of $108,000 during nine-month period of 2005 compared to none in
2004, resulting from the reimbursement of expenses under a government program.

As a result, the net loss for the three-month period ended December 31, 2005 totaled $2,017,000 ($0.12 per share) compared with $2,275,000 ($0.15 per share)
for the three-month period ended December 31, 2004. For the nine-month period ended December 31, 2005 the net loss was $6,612,000 ($0.40 per share) compared to $6,351,000 ($0.42 per share) for the nine-month period ended December 31,
2004.

LIQUIDITY AND CAPITAL RESOURCES
-------------------------------
OPERATING ACTIVITIES
Cash flow used for operations totaled $1,418,000 for the three-month period ended December 31, 2005 compared to $2,980,000 for the same period in 2004. Cash flows used in operations before net changes in non-cash working capital items were $1,695,000 for the three-month period ended December 31, 2005 compared to
$2,020,000 for the same period in 2004.

In 2005, cash used in our operating activities is mainly explained by our net loss of $2,017,000 offset by: amortization of $61,000, stock option expense of
$115,000, compensation expense under the DSU and bonus plans of $46,000 and
$100,000, respectively and a net increase in non-cash operating working capital of $277,000. In 2004, cash used in our operating activities was a function of our net loss of $2,275,000 offset by amortization of $45,000, stock option expense of $210,000 and a net decrease in non-cash operating working capital of
$960,000.

For the nine-month period ended December 31, 2005 we used $4,760,000 in operations compared to $6,113,000 for the same period in 2004. This was predominantly the result of our net loss of $6,612,000 in 2005 and $6,351,000 in
2004, offset by non-cash items of $1,179,000 ($380,000 in 2004) such as:
amortization expense $175,000 ($100,000 - 2004), stock option expense $548,000
($280,000 - 2004), compensation expense under the DSU $155,000 (nil - 2004) and bonus plans, payable in common shares of LMS, of $300,000 (nil - 2004).

INVESTING ACTIVITIES
Our investing activities for the nine-month period ended December 31, 2005, consisted of $46,000 for the acquisition of capital assets and patents compared to $98,000 in 2004. For the nine-month period ended December 31, 2005 we had an inflow of $8,964,000 representing the maturity of our short-term investments during the period offset with expenditures of $196,000 on capital assets and patents, compared to $239,000 for the same period in 2004.

FINANCING ACTIVITIES
During the three-month period ended December 31, 2005, financing activities used
$12,000 of cash, representing the repayment of obligations under capital leases, compared to an inflow of $4,144,000 for the same period in 2004. In 2004,
$4,175,000 in cash was generated from the exercise of warrants and stock options. For the nine-month period ended December 31, 2005, the Company used
$33,000 for the repayment of obligations under capital leases compared to an inflow of $16,811,000 for the same period in 2004. The cash inflow in 2004 was a function of the issuance of capital stock in the amount of $16,798,000 from an equity financing and warrant exercises, as well as $958,000 from the issuance of capital stock resulting from the reverse takeover transaction, net of share issue costs of $806,000 along with the repayment of obligations under capital leases of $27,000.

As a result of the above activities our cash and cash equivalents decreased by
$1,475,000 for the three-month period ended December 31, 2005 compared to an increase of $1,065,000 for the same period in 2004. For the nine-month period ended December 31, 2005 our cash and cash equivalents increased by $3,975,000 compared to an increase of $10,459,000 for the same period in 2004.

As of December 31, 2005, we have no debt other than capital leases, which totaled $50,000 and are repayable over the next 5 years. Our operating obligations total $300,000, with $243,000 due within one year and the balance within two to three years.

FUTURE OUTLOOK
--------------
Our focus in the nine-months of 2006 has been to continue to develop our product offering, as evidenced by the release of CALM 3.0 and the release of CALM
Shoulder Screen. At the same time we are focusing on increasing sales and expanding our customer base. It is also our goal to release CALM Patterns during the 2006 calendar year.

Our revenue is expected to increase in the remainder of 2006 compared to the current quarter and compared to the last fiscal year, predominantly due to the fact that we have released the final version of CALM 3.0 and currently have a number of orders pending. We expect to install CALM 3.0 in a number of hospitals in the United States in the coming months and expect that we will have additional sales of this product throughout the year. As a result of increased system sales, revenues from technical support service agreements are also expected to increase commensurate with the increase in our install base. We also expect that the release of CALM Shoulder Screen will add to our customer base and product revenue.

Based on our current operating plan, we expect our research and development expenses to remain stable as we focus on a timely integration of our systems with a distributor, continuing the development of our CALM suite of products, and releasing CALM Patterns.

Direct costs are expected to increase commensurate with the increase in sales, and also as a function of sales mix. Costs of hardware are typically a higher percentage of the related hardware revenue than other direct costs. However, we do not intend to sell hardware unless required by customers.

Selling and market development expenses are expected to increase, due to increased commission expenses related to additional software sales and the addition of product management clinical specialists focusing on product integration and development. We will focus our sales efforts on CALM 3.0, CALM
Shoulder Screen and CALM Patterns as well as continue to broaden our sales reach and customer focus. Administrative expenses are expected to remain in line with the levels of expense experienced in the first nine months of 2005. Customer support expenses will increase due to an increased installed hospital base,

but we expect these increases to be more than offset by increase software and maintenance revenues. Based on the current operating plan, the anticipated revenue increases should more then compensate for the expected slight increase in the total expenses. We believe we will have sufficient resources to fund operations for the next twelve months.

In light of the inherent uncertainties associated with our ability to secure sales, to invest in new projects, to expand and accelerate our product sales in the United States and in other markets and to enter into additional distribution agreements, further financing may be required to support our operations in the future.

To date, we have financed our operations, technology development, patent filings and capital expenditures primarily through issuance of shares and issuances of convertible notes by way of private placements, with the receipt of investment tax credits earned on eligible expenditures, by loans and promissory notes from financial institutions and by capital leases. Since our inception, we have raised gross proceeds in excess of $47.6 million from equity-based financings.

We may require additional financing to expand our operations and intend to raise funds from time to time. Funding requirements may vary depending on a number of factors, including the progress of our research and development program, the establishment of collaborations and the market acceptance of our products in
North America and internationally.

When additional funds are required, potential sources of financing include strategic relationships and public or private sales of our Common Shares. We do not have any committed sources of financing at this time and it is uncertain whether additional funding will be available when the need arises on terms that will be acceptable to us. If funds are raised by issuing additional Common
Shares, or other securities convertible into our Common Shares, the ownership interests of our existing shareholders will be diluted. If we are unable to obtain financing when required, we will not be able to carry out our business plan, including marketing and distribution initiatives. We would have to significantly limit our operations and business, and our financial condition and results of operations would be materially harmed.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES
------------------------------------------
Our financial statements are prepared in accordance with Canadian GAAP. Our critical accounting policies and estimates include revenue recognition, the recording of research and development expenses and related investment tax credits, stock based compensation expenses, financial instruments and income taxes. For a more detailed discussion of our critical accounting policies and estimates, please refer to the MD&A included in our 20-F filings with the United
States Securities and Exchange Commission and our March 31, 2005, Annual Report.
There have been no material changes to such estimates since that time.

BONUS PLAN
LMS has a bonus plan [the "Bonus Plan"] that provides for annual awards to eligible executives and employees based on achievement of corporate and individual performance objectives. The fair value of these awards is to be paid in common shares and is based upon the market price of the shares on the Toronto
Stock Exchange ("TSX") on the date the awards are granted. On September 14,
2005, at the annual and special meeting of shareholders, the Bonus Plan was approved. Prior to the approval of the Bonus Plan by the shareholders, the
Company provided for the related expenses and recorded the amounts under accounts payable and accrued liabilities. Following the approval of the Bonus
Plan by the shareholders, the Company issued 13,872 common shares to its employees in the amount of $33,986 in payment of the bonus for the year ended
March 31, 2005. As at December 31, 2005, the Company has

recorded compensation expense under the plan for the three-month and nine-month periods ended December 31, 2005 in the amount of $100,000 and $300,000, respectively. The compensation expense and the related number of common shares to be granted under the Bonus Plan is conditional on meeting performance objectives and will be finalized as at March 31, 2006.

DEFERRED SHARE UNIT PLAN
In addition, LMS has a deferred share unit plan [the "DSU Plan"] that provides for the payment of director's quarterly fixed compensation with deferred share units. Each deferred share unit is a right granted by LMS to an eligible director to receive one common share upon termination of service. The number of deferred share units to be granted under the DSU Plan is determined by the closing market price of the common shares on the Toronto Stock Exchange for the five business days ending on the last business day of each fiscal quarter. On
September 14, 2005, at the annual and special meeting of shareholders, the DSU
Plan was approved.

Prior to the approval of the DSU Plan by the shareholders, the Company provided for the related director's fixed compensation expense within accounts payable and accrued liabilities. Following the approval of the DSU Plan by the shareholders, the Company debited accrued liabilities and credited the deferred share units account by $144,000 for the deferred share units conditionally granted prior to approval of the Plan.

Director's compensation expense for the three-month and nine-month period ended
December 31, 2005 in the amount of $46,000 and $154,625 respectively and 25,189 and 67,945 deferred share units respectively were granted under the DSU plan, for a total of 82,569 units granted under the plan to date. In September 2005, the Company issued 6,400 shares in the amount of $15,680 for the redemption of
6,400 deferred share units as a result of the termination of service of a director.

RELATED PARTY TRANSACTIONS
--------------------------
The Company incurred fees of $48,000 during the period ($144,000 for the nine-month period) under a management services agreement with a related company having one common director.

RISK FACTORS
------------
For a more detailed discussion of risk factors that could materially affect our results of operations and financial condition, please refer to the company's
Form 20-F.

OTHER MD&A REQUIREMENTS
-----------------------
All relevant information related to our Company is filed, in Canada, electronically at www.sedar.com and in the United States of America at
www.sec.gov.